April 29, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attn: James Lopez

Dear Mr. Lopez:

This letter is in response to your letter dated April 26, 2011 regarding the Neenah Paper, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010, filed March 9, 2011 (File No. 001-32240).

We are currently in the process of preparing our quarterly report on Form 10-Q for the three months ended March 31, 2011, which we expect to file on May 10th, and such process includes a quarterly review by our auditors and a meeting with our Audit Committee next week.  Since the requested ten business day period for a response from us coincides with these activities, we request a ten business day extension to prepare our response, with a response due by no later than May 24th.   With respect to your comments which request that we provide you draft disclosures or clarifying information with a view to enhanced disclosures in future filings, no changes will be made in our periodic filings until this comment process is complete..

If you have any questions, please contact me at (678) 518-3206.

Sincerely,

/s/ Larry N. Brownlee
Larry N. Brownlee
Vice President—Controller (Principal Accounting Officer)